UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

SonomaWest Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

835637109

(CUSIP Number)

Kent M. Rowett
Leeward Investments, LLC
125 E. Sir Francis Drake Blvd., Suite 300
Larkspur, California  94939
(415) 284-0779

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

CUSIP No. 835637109	Page 2 of 8

1	NAME OF REPORTING PERSONS Leeward Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 Common Shares (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) 00 (Limited Partnership)

CUSIP No. 835637109	Page 3 of 8

1	NAME OF REPORTING PERSONS Leeward Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 Common Shares (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 835637109	Page 4 of 8

1	NAME OF REPORTING PERSONS Mr. Kent M. Rowett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,571 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,571 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,571 Common Shares (7.5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is being filed with respect to the shares of the Common Stock, $0.0001 par value (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (the “Company”).  According to its filings with the Securities and Exchange Commission, the Company’s principal executive offices are located at 2064 Highway 116 North, Sebastopol, California 95472.

Item 2.	Identity and Background.

(a)  The persons jointly filing this Statement (the “Reporting Persons”) are:  Leeward Capital, L.P, a California limited partnership (“Leeward Capital”); Leeward Investments, LLC, a California limited liability company (“Leeward Investments”) which is the general partner of Leeward Capital; and Mr. Kent M. Rowett, a citizen of the United States (“Mr. Rowett”) who is the Manager of Leeward Investments.

(b)  The business address of each of the Reporting Persons is 125 E. Sir Francis Drake Blvd., Suite 300, Larkspur, California 94939.

(c)  Leeward Capital was established to invest in micro-cap and small-cap stocks, distressed REITs, convertible bonds, secondary-market limited partnership interests and other securities.  The principal business of Leeward Investments is serving as the general partner of Leeward Capital.  Mr. Rowett’s principal occupation is private investing.

(d, e)  During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

(f)  The responses to Item 2(a) are incorporated herein by reference with respect to the citizenship of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons were acquired using the working capital of Leeward Capital.  The total purchase price of those Shares was approximately $900,000 (without giving effect to the value to Leeward Capital of dividend distributions of MetroPCS Communications, Inc shares made by the Company to its shareholders).

Item 4.	Purpose of Transaction.

Leeward Capital has held the Shares reported in this Statement for a number of years. The Shares were acquired for investment and the Reporting Persons have previously reported their beneficial ownership of the Shares on Schedule 13G.

Although Leeward Capital continues to own its Shares as an investment, the Reporting Persons now urge that the Company give its shareholders a clear idea of the Company’s plans for realizing shareholder value going forward, including by encouraging the Company’s Board of Directors to consider paying regular cash dividends if the Company is no longer considering going private and is going to continue to own and manage its two remaining real properties.  Consistent with prior requests to the Company, the Reporting Persons also continue to believe that the Company should disclose property-level operating expenses in its public filings to allow shareholders to better assess the value of the Company’s assets and the future of their investment in the Company.  Reference is made to the letter from Mr. Rowett to the Company dated September 29, 2010 filed herewith as Exhibit 2 and incorporated herein by reference (the “Exhibit 2 Letter”).

Except as set forth in the Exhibit 2 Letter, the Reporting Persons have no plans or proposals of the kind enumerated in Item 4 of Schedule 13D.  However, depending on the Company’s response to the Exhibit 2 Letter, market conditions, circumstances affecting the Company and/or extrinsic factors such as developments in the Company’s business or industry, the economic environment and actions deemed appropriate by the Reporting Persons to enhance the value of Leeward Capital’s Shares, the Reporting Persons reserve the right to formulate such plans or proposals in the future, as well as to discuss the Company and Leeward Capital’s investment in the Shares with the directors and executive officers of the Company and third parties, without amending this Statement except as required by applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)  As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 93,571 Shares, or an aggregate of approximately 7.5% of the number of shares reported by the Company as being outstanding as of September 28, 2010 in its Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

(b)  Leeward Investments, as the general partner of Leeward Capital, and Mr. Rowett, as the manager of Leeward Investments, may be deemed to possess sole voting and dispositive power with respect to the Shares held by Leeward Capital.  However, the Reporting Persons take the position that such power is shared by reason of the relationship of Leeward Investments to Leeward Capital and of Mr. Rowett to Leeward Investments.

(c)  The Reporting Persons have not effected any transactions in the Shares during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Exhibit 1 to this Statement, which is incorporated by reference in response to this Item (see Item 7).

Item 7.	Material to be filed as Exhibits

Exhibit 1 to this Statement is the Joint Filing Agreement among the Reporting Persons dated September 29, 2010, pursuant to which all of the Reporting Persons have authorized the filing of this Statement and amendments thereto as a group.

Exhibit 2 to this Statement is the “Exhibit 2 Letter” referred to in Item 4 of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: September 29, 2010

LEEWARD CAPITAL, L.P.

	By:	Leeward Investments, LLC
General Partner

	By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

LEEWARD INVESTMENTS, LLC

	By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

KENT M. ROWETT

	By:	/s/ Kent M. Rowett
Kent M. Rowett